UNITED  STATES

SECURITIES  AND  EXCHANGE

COMMISSION

Washington,  D.C.  20549

FORM   12b- 25

NOTIFICATION  OF  LATE  FILING

(Check  one):      [  ] Form 10K

[  ] Form 20F      [  ] Form 11K

[X] Form 10Q

[  ] Form 10D

[  ] Form NSAR   [  ] Form NCSR

For Period  Ended:  March  31, 2016

[  ] Transition  Report  on Form 10K

[  ] Transition  Report  on  Form 20F

[  ] Transition  Report  on Form 11K

[  ] Transition  Report  on Form 10Q

[  ] Transition  Report  on Form NSAR

If  the  notification  relates  to  a  portion  of  the  filing  checked  above,  identify  the  Item(s)  to  which  the  notification  relates:

PART  I —  REGISTRANT  INFORMATION

THE VIRTUAL LEARNING COMPANY, INC.

Full Name of Registrant

______________________________________

Former Name if Applicable

1522 Gardner Drive

Address of Principal  Executive  Office  (Street  and  Number)

Lutz, FL 33559

City, State and  Zip  Code

PART  II —  RULES  12b-25(b)  AND  (c)

If  the  subject  report  could  not  be  filed  without  unreasonable  effort  or  expense  and  the  registrant  seeks  relief  pursuant  to

Rule  12b-25(b),  the  following  should  be  completed.  (Check  box  if  appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable

effort      or  expense

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,  Form   N-

[X]

SAR or Form N-CSR,  or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed  due  date;  or  the  subject  quarterly  report  or  transition  report  on  Form  10-Qorsubject  distribution reporton  Form  10-D,  or  portion  thereof,  will  be  filed  on  or  before  the  fifth  calendar  day  following  the prescribed  due  date;  and

(c)The accountant’s  statement  or  other  exhibit  required  by  Rule  12b-25(c)  has  been  attached  if  applicable.

PART  III —  NARRATIVE

State  below  in  reasonable  detail  why  Forms  10-K,  20-F,  11-K,  10-Q,10-D,  N-SAR,  N-CSR,  or  the  transition  report  or portion  thereof,  could  not  be  filed  within  the  prescribed  time  period.

The Company is in the process of completing its quarterly financial statements, and believes that the subject Quarterly Report will be available for filing on or before May 20, 2016.

PART IV — OTHER  INFORMATION

(a)     Name  and  telephone  number of person  to  contact  in  regard  to  this  notification

Roger Fidler

201

2208734

(Name)

(Area  Code)

(Telephone  Number)

(b)     Have  all  other  periodic  reports  required  under  Section  13  or  15(d)  of  the  Securities  Exchange  Act  of  1934  or

Section  30   of  the  Investment  Company  Act  of  1940  during  the  preceding  12  months  or  for  such  shorter  period

that  the  registrant   was required  to  file such report(s) been  filed? If answer is no, identify  report(s). Yes [X] No [  ]

(c)     Is  it  anticipated  that  any  significant  change  in  results  of  operations  from  the  corresponding  period  for  the  last

fiscal  year   will  be reflected  by  the  earnings statements to  be included  in the  subject  report  or portion  thereof ?

Yes [  ] No  [X]

If so,  attach  an  explanation  of  the  anticipated  change,  both  narratively  and  quantitatively,  and,  if  appropriate,

state   the  reasons why  a  reasonable estimate  of the  results cannot  be made.

The Virtual  Learning  Company, Inc.

(Name of Registrant  as Specified  in  Charter)

has caused  this  notification  to  be signed  on  its behalf by the  undersigned  hereunto  duly  authorized.

May 13, 2016

By:

/s/Roger Fidler

Chief Executive Officer and

Chief Financial Officer